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[Music]
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the thing about barbecue that i fell in
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love with
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i think was just the taste i mean pork
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is good
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mikey's barbecue sauce for an
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award-winning line of sauces and rubs
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our flavor profile is really unique a
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smoky flavor
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not too sweet i got mild and spicy thank
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you sir
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and you cooking yeah that was good
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that's on point yeah man i appreciate it
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if somebody was holding some dried
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barbecue grab a bottle of mike d's and
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throw some d's on it
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how y'all doing i'm mike d when you
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smile you're an excellent salesperson
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i'm gonna give y'all some sauces yeah
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they just flock the ham and just
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hey how you doing this is our sweet and
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spicy

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you can put it in your fanny pack too
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gloria is
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an important part of all of this it's
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your birthday weekend you come down here
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and hang out with me so i appreciate it
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she's able to work event she's good at
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making sales this counts as your
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birthday present by the way oh that's
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jacked up man so the most sales right
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now are generated
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at the different markets and festivals
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that i set up at so i'm on the road
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a lot the weekends are my
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busy time because that's when i'm making
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sales and so the biggest sacrifice is
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just time away from family
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especially while still working the
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full-time job i'd like to incorporate
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more time with
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family especially because we have a son
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his name is aaron he's definitely the
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biggest inspiration for

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getting the business going he was with
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us for a
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short time he lived almost exactly six
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months
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only half of his heart worked
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the day that we find out that he was
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actually
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brain dead was on mother's day i was
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holding him
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when his heart beat for the last time
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and so that's something that parents
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shouldn't have to experience
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but when i was time to start the
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business one of the things that crossed
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my mind was just
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aaron and how he as a baby he couldn't
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make an excuse right he couldn't say oh
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no i don't want to do this anymore he
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just kind of had to
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try to live
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i needed to sort of take that same
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mentality and like not make excuses

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about why i couldn't do certain things
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just just do it so much of his memory
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is tied into pushing hard for this
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business i want you know his memory to
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be tied to a success and not tied to
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something that failed
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i quit new series premieres tuesday
2:40
august 18th
2:41
on discovery